Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX PGH - NYSE

PENGROWTH ANNOUNCES SIGNIFICANT 2014 ACHIEVEMENTS AND
PROACTIVE MEASURES TO ENSURE ITS FINANCIAL HEALTH AND
SUSTAINABILITY IN A LOW COMMODITY PRICE ENVIRONMENT

(Calgary, January 21, 2015) – Pengrowth Energy Corporation today announced significant accomplishments in 2014 including:

•	Production performance exceeding the top end of production guidance of 71,000 to 73,000 barrels of oil equivalent per day (boe/d) even with mature asset sales of 1,400 boe/d.

•	Superior execution costs and production rates on Pengrowth’s conventional assets.

•	Successfully completing the construction, commissioning and first steam at Lindbergh, all on time.

•
Adding to low cost Montney development inventory at Groundbirch with the acquisition of 32.6 gross/net sections of liquids-rich lands at Bernadet for $123 million in the fourth quarter, partially funded by proceeds of $89 million from the 2014 minor disposition program.

In light of the rapid decline in commodity prices, Pengrowth is announcing extensive and proactive measures for 2015, designed to ensure the company's financial health and sustainability in a low commodity price environment. These steps include:

•	A significantly reduced capital program for 2015 of $200 million, representing a 74 percent reduction from 2014, with no decrease in expected production compared to 2014.

•
A revised two phase development plan for Lindbergh that is expected to deliver total production of 40,000 to 50,000 barrels per day (bbl/d) with $800 million less in capital spending, which also incorporates the deferral of Lindbergh Phase II by one year.

•	A 50 percent dividend reduction to $0.02 per share per month, which aims to balance 2015 cash inflows with capital obligations and dividends.

•	Enhanced focus on management of all aspects of capital, operating and G&A cost structures.

•
Commitment to ongoing hedging efforts to protect future cash flows and capital programs. Existing hedges are expected to protect more than $300 million of cash flow in 2015 at a US $50/bbl WTI crude oil price.

Derek Evans, President and Chief Executive Officer said, “On the back of a very successful 2014, we have moved quickly and decisively, taking important steps to ensure the financial health and sustainability of Pengrowth. We believe that these conservative and proactive steps are prudent and responsible measures that will protect our balance sheet in this volatile commodity price environment. We have an established track record of delivering on exactly what we said we would do and executing on these measures will help ensure that Pengrowth emerges as a stronger company when commodity prices strengthen.”

2015 Capital Plan and Dividend Level

With the objective of maintaining production at 2014 levels, Pengrowth’s Board of Directors has approved a $200 million capital budget for 2015, representing a decrease of 74 percent from its 2014 capital budget of $770 million. The reduced capital budget will focus on optimization and enhancement activities targeting ongoing production and does not contemplate an active drilling program.

Previous capital spending at Lindbergh has established a low decline production base going forward, that Pengrowth expects to maintain with a lower level of capital investment through 2016 which, at today’s commodity prices, does not take advantage of the significant growth opportunities that the company has at Lindbergh, in the Montney and in the Cardium.

Pengrowth is maintaining spending on its asset integrity and maintenance programs in order to mitigate risk to its employees and the environment.

The 2015 capital budget was based on the assumption of a WTI crude oil price of US $50/bbl, an AECO natural gas price of Cdn $2.75/Mcf and an $0.85 USD/Cdn exchange rate.

In addition to the reduction in 2015 capital spending, Pengrowth’s Board has approved an amended dividend policy reflecting a monthly payment of $0.02 per share starting with the March 16, 2015 payment. The previous dividend level was based on higher commodity prices and, given the current low commodity price environment and the uncertainty over how long it will persist, Pengrowth believes that it is prudent to lower the amount of its monthly dividend to ensure that it balances its 2015 cash inflows with capital obligations and dividends in today’s commodity price environment.

The 2015 capital budget and revised dividend rate reflect a balance whereby capital expenditures and dividends are expected to be less than internally generated funds flow from operations, with any and all excess funds flow being directed toward reducing debt. There will be a strong emphasis in 2015 on reducing Pengrowth’s indebtedness.

Production Volumes

Despite the 74 percent reduction in 2015 capital spending, Pengrowth nonetheless expects to grow volumes by up to 1.5 percent to a range of 73,000 and 75,000 boe/d in 2015, compared to 2014 annual average production of 73,000 boe/d, thanks to the new volumes from the first commercial phase at Lindbergh.

The breakdown of 2015 expected production volumes, using the mid-point of guidance, is set out below:

2015 Production Volumes	Volume/day
Light oil (bbl/d)	17,500
Heavy oil (including Lindbergh) (bbl/d)	17,000
NGLs (bbl/d)	8,000
Natural Gas (Mcf/d)	188,000
Boe/d equivalent*	74,000
           *Assumes mid-point of average daily production guidance

Capital Allocation

The breakdown of 2015 expected capital expenditures by area is set out below:

Budgeted
Capital allocation by expenditure area	$ Millions
Lindbergh	$75
Conventional	$30
Discretionary unallocated capital	$20
Maintenance and asset integrity	$65
Corporate (Land, seismic, capitalized G&A)	$10
Total Capital	$200

Pengrowth has a significant inventory of high quality, low cost, low decline drilling opportunities that will be exploited in a stronger price and lower cost environment.

Lindbergh Phase I Update

Construction of the initial 12,500 bbl/d commercial phase of Lindbergh was completed on time with steaming operations commencing in December 2014. Steaming operations have continued as planned following the same timeline established for the pilot well pairs. Operations have commenced on two of the three well pads, with 15 of 20 well pairs steaming. Significant production is expected to build through February and March 2015. Steaming operations on the remaining five well pair pad has been intentionally staggered by a few weeks to allow for smooth transition of operation through the stages of circulation and is expected to start in the first week of February.

Results from the two well pair pilot continue to point to exceptional performance, with December production averaging a combined 1,600 bbl/d and an instantaneous steam oil ratio of 2.8x. Total cumulative production from the two well pairs exceeded 1.6 million barrels by December 31, 2014 at a cumulative steam oil ratio of 2.1x.

Lindbergh Phase II

With the rapid and steep decline in world crude oil prices, Pengrowth has elected to defer the long lead time Lindbergh Phase II capital spending by one year. With the strong production performance and low steam oil ratios (SORs) exhibited at the Lindbergh pilot, Pengrowth has revised the development plan for Lindbergh into two optimized phases. The revised development strategy utilizes the anticipated excess treating capacity being built into the existing facilities, along with the efficiencies associated with expected low SORs, to optimize performance in the future expansion. This is expected to result in an overall capital cost savings of approximately $800 million and ultimately achieve a production target of 40,000 to 50,000 bbl/d once the project is fully developed.

2015 Lindbergh Capital

The 2015 allocation of $75 million of capital to Lindbergh is intended to allow for the finalizing of the engineering design work on Phase II, the building of the sales pipeline connection to Husky and the addition of treating capacity at the existing facilities which should result in an increased productive capacity of 16,000 bbl/d by the end of this year.

Despite the pullback in oil prices, Lindbergh remains a viable and robust project with positive cash flow, even down to a WTI price of approximately $40/bbl.

2015 Conventional Capital

The 2015 conventional budget will focus primarily on maintenance and enhancement activities on existing conventional operations. Approximately $65 million will be spent on maintenance infrastructure to support ongoing operations across Pengrowth’s asset portfolio.

An additional $30 million has been budgeted for drilling and development activities targeting light oil and liquids production in the Olds/Garrington area that is being carried out in January of 2015. A further $20 million of discretionary capital has been set aside and could be invested in the second half of 2015 if commodity prices and costs become more favourable. Pengrowth is working closely with all of its vendors to significantly reduce its capital cost structure.

Operating Expenses

Pengrowth expects per boe operating expenses to rise from approximately $15.50/boe in 2014 to approximately $16.00/boe in 2015. While operating expenses in the conventional business segment are expected to decline in 2015, overall operating expenses are expected to rise year-over-year due to the addition of Lindbergh operations.  First year startup costs at Lindbergh are anticipated to be higher than the corporate average and then decline in subsequent years, to approximately $15.00/bbl. Pengrowth will undertake further cost reduction initiatives that are expected to result in a cost savings of approximately $0.75/boe to $1.00/boe, which is included in our operating expense estimate for the year.

General and Administrative Expenses

Cash general and administrative (G&A) expenses are expected to remain flat on an aggregate basis in 2015. Cost management efforts in 2014 throughout the company resulted in cash G&A costs declining by approximately three percent on a gross dollar basis. On a unit basis, 2015 G&A costs are expected to be unchanged at between $3.20/boe and $3.30/boe.

Financial Liquidity

Following the repayment of $100 million of convertible debentures that came due on December 31, 2014, Pengrowth’s senior unsecured debt totaled approximately $1.73 billion. This included approximately $200 million drawn on its $1 billion credit facility. The senior unsecured revolving credit facility has a maturity date of July 26, 2017. In addition to balanced cash inflows and outflows in 2015, Pengrowth is targeting further reductions to total debt. Pengrowth remains fully compliant with the various financial covenants that it is subject to under its long-term debt and bank facilities.

Commodity Risk Management

Pengrowth has extensive oil and natural gas hedges in place through 2015 and into 2016 that are expected to provide a significant degree of cash flow certainty notwithstanding the current low commodity price environment.

Currently, Pengrowth has approximately 26,000 bbl/d of 2015 crude oil production (75 percent of 2015 estimated oil production) hedged at Cdn $93.96/bbl and approximately 20,000 bbl/d of 2016 crude oil production (58 percent of 2015 estimated oil production) hedged at Cdn $89.95/bbl. For natural gas, Pengrowth has approximately 93 million cubic feet per day (MMcf/d) of 2015 natural gas production (49 percent of 2015 estimated gas production) hedged at Cdn $3.77/Mcf and approximately 64 MMcf/d of 2016 natural gas production (34 percent of estimated 2015 gas production) hedged at Cdn $3.53/Mcf.

Pengrowth continues to mitigate commodity price risk and provide a measure of stability and predictability to cash flows through the utilization of hedging. Current hedging efforts are targeting 2017 and 2018 at prices that are substantially higher than the current prevailing markets.

Dividends

Since July 2012, Pengrowth has been paying a monthly dividend of $0.04 per share ($0.48 per share annualized), for a total of approximately $250 million annually (approximately $200 million net of dividend reinvestment plan (“DRIP”) proceeds) based on 530 million shares outstanding. Given the current low commodity price environment and the uncertainty over how long it will persist, Pengrowth believes that it is prudent to lower the amount of monthly dividends to $0.02 per share ($0.24 per share annualized) to ensure that it balances its cash inflows with capital obligations and dividends in today’s commodity price environment. The revised dividend rate will take effect beginning with the dividend payable on March 16, 2015.

Financing the 2015 capital program

Pengrowth’s 2015 capital program has been designed with an emphasis on preserving its financial health and sustainability in a low commodity price environment, while paying shareholders a monthly dividend of $0.02 per share. The capital budget was based on the assumption of a WTI oil price of US $50/bbl, a 12% discount for light oil, a 29% discount for heavy oil, an AECO natural gas price of Cdn $2.75/Mcf and an $0.85 USD/Cdn exchange rate. Pengrowth expects to fully fund its 2015 capital program and dividends through internally generated funds flow from operations.

2015 Forecast Guidance Summary

The following is a summary of Pengrowth’s 2015 guidance and does not reflect any anticipated acquisition or divestment activity. Certain guidance estimates may fluctuate with changes in commodity prices.

Average daily production volume (boe/d)	73,000 to 75,000
Total capital expenditures ($ millions)	190 to 210
Royalties1 (% of sales)	12 to 15
Net operating costs ($ per boe)2	15.50 to 16.50
Cash G & A expense ($ per boe)2	3.20 to 3.30
1.	Royalties are before impacts of commodity risk management activities
2.	Per boe estimates based on high and low ends of production guidance

In light of the rapid and significant decrease in world oil prices in late 2014 and with continued volatility in energy commodity markets anticipated in 2015, Pengrowth is discontinuing and no longer updating previously published long-term forward guidance through to year-end 2018. This guidance was previously included in various investor presentations throughout 2013 and 2014. The assumptions and expectations in the previous long-term guidance were based on expected higher commodity prices and higher capital spending by Pengrowth. As a result of the current commodity price environment, these estimates are no longer valid and Pengrowth is now only providing guidance for 2015, as set out above.

Summary

Pengrowth’s management team has moved quickly and decisively to take steps to ensure that the financial health and sustainability of Pengrowth remains intact. Pengrowth’s management prides itself on delivering on its stated objectives and believes the steps taken are the appropriate course of action to allow Pengrowth to weather the current storm. Delivering on these measures will help ensure that Pengrowth emerges as a stronger company when commodity prices strengthen.

Investor Day

As previously announced, an Investor Day presentation, discussing spending plans and projected results from operations for 2015 will be held on Thursday, January 22, 2015 at 9:00 AM MT. A live, listen-only webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/6132.

An archive of the webcast and accompanying presentation will be available following the conclusion of the live event on Pengrowth’s website at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

Contact information

Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute and should not be confused with reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to estimated 2015 capital budget of $200 million; deferral of Lindbergh Phase II capital spending by one year; revised Lindbergh development plan; estimated total Lindbergh production of 40,000 to 50,000 bbl/d upon complete development; estimated $800 million savings in capital spending at Lindbergh; new dividend rate of $0.02 per share per month; active management of all aspect of capital, operating and G&A cost structures; future hedging efforts; long-term debt reduction in 2015; future short-term health and long-term viability of the company; dividend policy; 2015 production guidance and breakdown of the same; estimated breakdown of capital budget by category; anticipated build-up of production at Lindbergh; steaming of third well pad at Lindbergh; deferral of long lead time Phase II capital spending at Lindbergh; anticipated excess capacity of existing facilities at Lindbergh; anticipated efficiencies associated with expected low SORs; estimated production at Lindbergh in 2015 and at year-end 2015; ability to maintain production level with minimal capital investment; estimated maintenance capital spending in the conventional business; estimated capital spending in Olds/Garrington and discretionary capital; estimated operating expenses; estimated future savings in operating expenses; estimated G&A expenses; maturity of revolving credit facility; expected balanced cash inflows and outflows in 2015; debt reduction in 2015; estimated production and hedging in 2015 and 2016; 2015 guidance on daily production volumes, capital expenditures, royalties, net operating costs and cash G&A. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2014.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Supplemental and Additional Non-IFRS Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth’s most recent management’s discussion and analysis.